UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 13, 2024, Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that on March 20, 2024, Cemex will host Cemex Day 2024. Starting at 08:00 am (ET), Cemex will host a live video webcast presentation in which members of its senior management will provide relevant information of Cemex and Cemex’s global operations, including their view on the medium-term outlook and market trends for Cemex’s U.S., Mexico, EMEA and SCAC regions, an update on corporate priorities such as bolt-on growth strategy and climate action, a review of Cemex’s financial, business, and capital allocation strategies, and other related topics, and a live question and answer session. For registration and further information on Cemex Day 2024, please visit https://www.cemex.com/investors/events/cemex-day-2024.

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While Cemex does not expect any issues during Cemex Day 2024’s video webcast presentation, we may experience technical difficulties or interruptions that might arise due to issues beyond Cemex’s control including, but not limited to, using certain methods for the video webcast that Cemex may have not used in the past. However, all materials related to Cemex Day 2024 are expected to be posted on Cemex´s website (www.cemex.com) and filed with the Mexican Stock Exchange (Bolsa Mexicana de Valores) and U.S. Securities and Exchange Commission before the video webcast presentation.

Except as the context otherwise may require, references in the reports, presentations, and documents used for, disclosed in, or displayed in the events referenced herein to “Cemex,” “we,” “us,” “our,” and other similar references are to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated subsidiaries. The information to be disclosed in the events referenced herein and the reports, presentations, and documents used for, disclosed in, or displayed in the events referenced herein may contain forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, estimates and expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated, expected, or projected by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current estimates, expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated in the events referenced herein and the reports, presentations, and documents to be used for, disclosed in, or displayed in the events referenced herein. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response to any such event by governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash or asset contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas or to increase our aggregates reserves; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including energy, tax, labor, antitrust, and acquisition-related rules and regulations, as well as the increasing regulations related to environmental and social compliance; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, logistics, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine and other conflicts in the Middle East; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and any adverse or unfavorable resolution to any regulatory matter or legal proceeding that we had not deemed as probable to be resolved against us. Many factors could cause Cemex’s expectations, estimates, expected results, and/or projections expressed in the events referenced herein and the reports, presentations and documents to be used for, disclosed in or displayed in the events referenced herein not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and also to the rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results; performance or achievements expressly or implicitly anticipated by the forward-looking statements; or otherwise could have an impact, including a material one, on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information to be disclosed in the events referenced herein and the reports, presentations and documents to be used for, disclosed in or displayed in the events referenced herein is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct any such information, or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in the events and documents referenced herein not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in these documents is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Also, the documents referenced herein include statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, and aggregates. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information to be disclosed in the events referenced herein and the reports, presentations, and documents to be used for, disclosed in, or displayed in the events referenced herein contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable,’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 13, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller